Exhibit 12
XL GROUP LTD
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERENCE DIVIDENDS

	Nine Months Ended
(U.S. dollars in thousands, except ratios)	2017	2016
Earnings:
Pre-tax income (loss) from continuing operations	$(755,948)	$235,808
Fixed charges	217,813	293,087
Distributed income of equity investees	121,463	74,133
Subtotal	$(416,672)	$603,028
Less: Non-controlling interests	(25,953)	5,916
Less: Preference share dividends	65,185	118,347
Total earnings (loss)	$(455,904)	$478,765

Fixed charges:
Interest costs	$123,181	$128,371
Accretion of deposit liabilities	15,467	29,115
Rental expense at 30% (1)	13,980	17,254
Total fixed charges	$152,628	$174,740
Preference share dividends	65,185	118,347
Total fixed charges and preference dividends	$217,813	$293,087

Ratio of earnings to fixed charges	N/A	2.7

Ratio of earnings to combined fixed charges and preference dividends	N/A	1.6

Deficiency - fixed charges only	$608,532	N/A

Deficiency - fixed charges and preference dividends	$673,717	N/A
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(1)	30% represents a reasonable approximation of the interest factor.